SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Hansen Medical, Inc.

(Name of Issuer)

Common stock, par value $.0001 per share

(Title of Class of Securities)

411307101

(CUSIP Number)

November 9, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 2,962,545
	6	Shared voting power n/a
	7	Sole dispositive power 2,962,545
	8	Shared dispositive power n/a
9	Aggregate amount beneficially owned by each reporting person 2,962,545
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.4%
12	Type of reporting person IN

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Item 1(a).	Name of Issuer:

Hansen Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 East Middlefield Road

Mountain View, California 94043.

Item 2(a).	Name of Person Filing:

Jack W. Schuler

Item 2(b).	Address of Principal Business Office or, if none, Residence

28161 North Keith Drive

Lake Forest, Illinois 60045

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Common stock, par value $.0001 per share (“common stock”)

Item 2(e).	CUSIP Number

411307101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 411307101	13G	Page 4 of 6

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the time of institution: not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Mr. Schuler beneficially owns 2,962,545 shares of common stock, including 2,392,345 shares of common stock that he acquired on November 9, 2011, the acquisition of which requires the filing of this schedule.

(b)	Percent of class:

5.4%

This percentage was calculated on the basis of 55,151,990 shares outstanding as of October 28, 2011 as reported by the issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed on November 7, 2011.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	2,962,545
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	2,962,545
(iv)	Shared power to dispose of to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 411307101	13G	Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 411307101	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2011.

/s/ JACK W. SCHULER
Jack W. Schuler